CONSULTING CONTRACT AGREEMENT

THIS AGREEMENT is made as of this 1st day of August, 2005,

B E T W E E N:

GRANDVIEW GOLD INC., a corporation incorporated under the laws of the province of Ontario, Canada (hereafter called “GGI”),
                                                                       - and
MICHAEL A. DEHN, of the Town of Oakville, Ontario (hereafter as “DEHN ”).

RECITALS:

A.

GGI is engaged in developing gold exploration properties in Canada and on the Carlin Trend in Nevada, USA. GGI will also be focused on promoting investment in GGI common shares throughout North America and Europe as well as seeking out Joint Venture Partners to share participation in GGI’s gold exploration and mining projects.

B.	GGI desires DEHN to enter into a contract with GGI for the period provided in this Agreement in accordance with the terms and conditions set forth below.

C.	DEHN is willing to accept a contract with GGI on the basis of such terms and conditions.

          NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration (the receipt and sufficiency whereof is hereby acknowledged), the parties covenant and agree as follows:

1.	Consulting Contract

GGI hereby employs DEHN and its consulting services and DEHN hereby accepts this consulting contract with GGI, for the period set forth in Section 2 hereof, all upon the terms and conditions hereinafter set forth.

2.	Term of Consulting Contract

Unless earlier terminated as hereinafter provided, the term of the subject consulting contract under this Agreement shall be for a period beginning August 1, 2005 (the “Contract Date”) and ending May 31, 2006 (such period referred to as the “Initial Year”). Unless earlier terminated as hereinafter provided, the term of the Contract under this Agreement shall be automatically extended on a year-to-year basis (June 1 through May 31 of each successive year) (such one-year periods referred to as “Additional Years”) upon the expiration of the Initial Year or any Additional Year, unless prior to the commencement of a 90-day period expiring at the end of the Initial Year or any Additional Year, GGI or DEHN shall have given written notice to the other stating that the term of this Agreement shall not be extended. For purposes of this Agreement, the term “Contract Year” shall mean the Initial Year and all Additional Years occurring while this Agreement remains in effect.

3.	Duties and Responsibilities

DEHN shall provide strategic business development contract services to GGI and shall faithfully and competently perform such contract services, duties and responsibilities as the Board of Directors of GGI (the “Board of Directors”) may from time to time prescribe.

DEHN’s contractual responsibilities shall include but shall not be limited to providing geological management and leadership specifically focused on all exploration activities related to GGI’s properties in the Red Lake and Bissett Gold Camps located in Northwestern Ontario and Northeast Manitoba respectively. DEHN agrees herein to provide consulting services on the basis of an average minimum of 80 hours per month.

4.	Compensation

As compensation for the satisfactory performance by DEHN of the services to be delivered by DEHN hereunder, DEHN will be entitled to the following:

(a)	a monthly contract fee (“Contract Fee”) for consulting as set out in Section 5 hereof;

(b)	a performance Incentive (“Performance Incentive”) for financings as set out in Section 6 hereof; and

5.	Contract Fee

GGI shall pay DEHN a contract fee (the “Contract Fee”) with respect to each Contract Year. The Contract Fee for the initial Contract Year shall be CDN$72,000.00 The Contract Fee for each subsequent year shall be established by the Compensation Committee of the Board of Directors not less than 90 days prior to the commencement of the Contract Year.

The Contract Fee shall be paid in accordance with the following agreed schedule:

(a)	CDN$6,000 per month plus GST; payable monthly on the 25th day of each month.

6.	Performance Incentive

DEHN shall be entitled an option agreement with the company granting an initial performance incentive option to purchase 150,000 common shares of the company exercisable at $1.30 per share and vesting quarterly over the initial 12 month contract term.

DEHN shall also be entitled to an additional 10,000 options or optionally $10,000 as a cash bonus payment in return for strategic contributions in the process of achieving a letter of intent with Golden Pocket Resources Ltd. and signed by Irwin Pauls.

7.	Monthly Expense Compensation

GGI shall reimburse DEHN for such monthly business related expenses as:

a)	monthly business related marketing travel expenses

b)	monthly cell and/or blackberry expense

c)	monthly parking and gas expenses

d)	monthly field vehicle lease expense - $500.00

e)	monthly hardware & software lease expense amortized over 12 months- $1,800.00

8.	Termination of the Agreement

(a) By GGI for any reason: This agreement may be terminated by GGI at any time by providing notice that the agreement is terminated effective immediately and by payment to DEHN of an amount equal to the Contract Fee for three (3) months from the date of termination, calculated at the rate of the then current Contract Year, payable in one lump sum on the date of termination.

(b) By DEHN for good reason: This agreement may be terminated by DEHN for good reason if, without its consent, there is (i) a material reduction in the duties and responsibilities of DEHN as outlined in Section 3 hereof, or (ii) a material reduction of the Contract Fee from the first year of the Initial Two Years, or (iii) breach by GGI of any material provision of this agreement without the breach being remedied within 30 days after notice thereof has been received by GGI. Upon such termination, GGI shall pay to DEHN an amount equal to the Contract Fee for one (1) month from the date of termination, calculated at the rate of the then current Contract Year, payable in one lump sum on the date of termination.

(c) By DEHN for any reason: This agreement may be terminated by DEHN at any time and for any reason by providing 30 days’ notice to the Board.

(d) DEHN’s entitlement: If DEHN is terminated by GGI or if DEHN terminates the agreement for any reason including good reason, in addition to the termination payment provided for in Section 8(a) or (b) respectively, DEHN shall be entitled to purchase any or all vested options of GGI, as set out in Section 6 hereof, and the said options shall be exercisable by DEHN within 30 days thereafter.

9.	Notices

Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and either delivered in person or sent by first class mail, postage prepaid, if to GGI, at GGI’s principal place of business, and if to DEHN, at DEHN’s address most recently filed with GGI, or to such other address or addresses as either party shall have designated in writing to the other party hereto.

10.	Governing Laws

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario.

11.	Entire Agreement; Modifications

This Agreement and the Schedule thereto constitute the entire and final expression of the agreement of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof and thereof. This Agreement may be modified or amended only by an instrument in writing signed by both parties hereto.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of this __________ day of August, 2005.

WITNESS: ________________________________

GRANDVIEW GOLD INC.	MICHAEL A. DEHN.

By: _____________________________________	By: _____________________________________
Raymond P. Pecoskie, President & CEO	Michael A. Dehn